UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Prime Medical Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74156C 10 0
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                                 (CUSIP Number)

                                William H. Hayes
                          1301 Capital of Texas Highway
                                   Suite C-300
                               Austin, Texas 78746
                                 (512) 328-0888
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
      Communications)

                                  April 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7  for other parties to whom copies are to be sent.

         *The reminder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.






SEC 1746 (2-98)

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


CUSIP No.         74156C  10  0
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  American Physicians Service Group, Inc.
                  Employer Identification No. 75-1458323
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)

                  (b)      X
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--------------------------------------------------------------------------------

         3.       SEC Use Only
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--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)  WC
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--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization         Texas
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
------------------- ------------------------------------------------------------
Number of Shares
Bene-ficially       7.     Sole Voting Power     2,464,803
Owned by Each
Reporting Person
With
------------------- ------------------------------------------------------------
------------------- ------------------------------------------------------------

                    8.     Shared Voting Power
------------------- ------------------------------------------------------------
------------------- ------------------------------------------------------------

                    9.     Sole Dispositive Power      2,464,803
------------------- ------------------------------------------------------------
------------------- ------------------------------------------------------------

                    10.    Shared Dispositive Power
------------------- ------------------------------------------------------------
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    2,464,803
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)     14.3%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)

                  CO





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



                         AMENDMENT No. 2 to SCHEDULE 13D


         This Amendment No. 2 to Schedule 13D is being filed on behalf of American Physicians Service Group, Inc., a Texas corporation ("APS") as an amendment to the initial statement on Schedule 13D, relating to shares of the common stock, par value $0.01 per share ("Common Stock") of Prime Medical Services, Inc. (the "Company") as filed with the Securities and Exchange Commission (the "Commission") on October 20, 1989, as amended by Schedule 13D filed with the Commission on July 29, 1993. In accordance with Rule 13d-2(e) of Regulation 13D the entire text of the Schedule 13D, as amended, is set forth below:


Item 1.  Security and Issuer


         Item 1 is hereby amended in its entirety as follows:


         This statement relates to the common stock, $.01 par value (the "Common Stock"), of Prime Medical Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are 1301 Capital of Texas Highway, Austin, Texas 78746.


Item 2.  Identity and Background


         (a)......This  statement is filed by American Physicians Service Group, inc., a Texas corporation ("APS").


         (b)......The address of the principal  business and the  principal office of APS is 1301 Capital of Texas Highway, Austin, Texas 78746.


         (c)......APS,  through its subsidiaries,  primarily  provides financial services that include management of a medical malpractice insurance company and brokerage and investment services to individuals and institutions and also provides information services that include computer systems and software sales to medical clinics and medical schools and publication of Spanish-language yellow page directories of Texas businesses for major markets in Mexico.


         APS,  through  its  wholly-owned  subsidiaries,   provides  non-medical
management services to lithotripsy, diagnostic imaging and cardiac rehabilitation centers. (See amended Exhibit A for information regarding the officers and directors of APS).


         (d) Neither APS nor any of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.


         (e) During the last five years, neither APS nor any of the persons listed on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         (f)  Each person listed on Exhibit A is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration


         APS purchased 3,539,503 shares (the "Shares") of the Common Stock of the Company in a private transaction for an aggregate cash price of $4,955,304.20, or $1.40 per share, subject to future adjustments based on the outcome of certain litigation described in the Stock Purchase Agreement (hereinafter defined). The source of the funds required to purchase the Shares was existing working capital of APS. See Exhibit A for the source of funds or other consideration of the officers and directors of APS.


Item 4.  Purpose of Transaction


         Item 4 is hereby amended in its entirety as follows:


         (a)......APS  purchased  the  Shares  pursuant  to that  certain  Stock
Purchase Agreement (the "Stock Purchase Agreement") dated as of October 11, 1989, between APS, as buyer, and Texas American Energy Corporation, a Delaware corporation ("TAE"), as seller, with the purpose of acquiring, as an investment, a significant ownership position in the Company. Consistent with such purpose, APS may, subject to the factors stated in the following paragraph, continue to buy additional shares of Common Stock from time to time in brokerage transactions on the open market, or in privately negotiated transactions, or otherwise, if appropriate opportunities to do so are available, on such terms and at such times as APS considers desirable.

         APS intends to review continuously its position in the Company, and may, depending upon its evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease or dispose of its ownership of Common Stock of the Company. In making any such determination, APS also intends to take into consideration other business opportunities available to it, developments with respect to its own business, general economic conditions, stock market conditions, and APS's ability to obtain necessary bank or other financing on terms satisfactory to APS.


         APS entered into a Stock Option Agreement, dated June 23, 1992 (the "First Agreement"), with the Alabama Renal Stone Institute, Inc. ("ARSI"). Pursuant to the terms of the First Agreement, the assigns of ARSI exercised their option on January 27, 1993 to purchase an aggregate of 237,500 shares of Common Stock of the Company from APS for an aggregate exercise price of $296,875, which exercise price was paid by delivery of a certain promissory note issued by a subsidiary of the Company in the principal amount of $296,875. The stock certificates representing such shares were transferred from APS to the assigns of ARSI on July 2, 1993.

         On April 6, 1999, APS entered into an agreement with three of its shareholders, M.J. Whitman Advisers, Inc. ("Whitman"), Third Avenue Value Fund ("TAVF"), and Third Avenue Value Portfolio of the WRL Series Fund ("TAP"), whereby APS will exchange 599,700 shares of Common Stock of the Company held by APS for a total of 1,199,400 shares of the $0.10 par value common stock of APS held by Whitman, TAVF and TAP. On the effective date of the exchange, the closing trade price of the common stock of APS and the Company as reported by the National Association of Securities Dealers, Inc. Automated Quotation System was $3-1/8 and $7-3/16, respectively. The transaction was effected by transfer on the records of the Depository Trust Company.

         (b)......Not applicable.


         (c)......Not applicable.


         (d)......APS  has, as a result of the purchase of the Shares,  acquired control of the Company and, as discussed below, obtained representation on the Company's Board of Directors. In addition, APS reserves the right, although it has no current plans, to take any actions which it deems appropriate to maximize the value of the Common Stock of the Company, including the various actions referred to in the text of Item 4 of Schedule 13D.


         Pursuant to that certain Agreement (the "Agreement") dated as of October 11, 1989, by and among APS, the Company, TAE, and Shamrock, (i) the Company approved the acquisition of the Shares by APS, (ii) Paul O. Koether, David B. Blanchard, M. Michael Witte, and Lloyd H. Klatzkin resigned as members of the Board of Directors of the Company effective as of October 11, 1989, and
(iii) Jack R. Chandler, M.D., Jackie C. Majors, William Searles and Kenneth S. Shifrin, all of whom are directors of APS, were elected to the Board of Directors of the Company. In addition, the following individuals, each of whom is an officer or director of APS, were elected to serve as officers of the
Company: Kenneth S. Shifrin as Chairman, Jackie C. Majors as President and Chief Executive Officer, and William H. Hayes as Chief Financial Officer.


         (e)......Not applicable.


         (f)......Not applicable.


         (g)......Not applicable.


         (h)......Not applicable.


         (i)......Not applicable.


         (j)......Not applicable.


         The foregoing summary of the Stock Purchase Agreement and the Agreement is qualified in its entirety by the full text of these agreements which are attached hereto as exhibits and incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer


         Item 5 is hereby amended in its entirety as follows:


         (a)......APS  is  the  beneficial   owner  of  2,464,803  shares  of
Common  Stock,   which   constitutes approximately  14.3% of the  issued  and
outstanding shares of Common Stock. See Exhibit A for shares of the Company beneficially owned by the officers and directors of APS.

         (b)......APS  has both the power to vote or direct the vote of, and the power to dispose of or direct the disposition of, all of the shares of Common Stock beneficially owned by it. Each of the officers and directors of APS listed on Exhibit A has both the power to vote or direct the vote of, and the power to dispose of or direct the disposition of, all of the shares of Common Stock beneficially owned.


         (c)......During the past 60 days, APS effected the last  transaction described in Paragraph (a) of Item 4 above.


         (d)......Not applicable.


         (e)......Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         Item 6 is hereby partially amended by adding the final two paragraphs at the end thereof:


         Pursuant to that certain Standstill Agreement (the "Standstill Agreement") dated as of October 11, 1989, among APS, TAE, Shamrock, and Paul O. Koether, an individual residing in New Jersey ("Koether"), TAE, Shamrock and Koether agreed not to acquire any additional shares of capital stock of APS or the Company and not to attempt any takeover of APS or the Company including, without limitation, soliciting proxies for the election of directors or otherwise seeking to control the Board of Directors of APS or the Company, until after October 1, 1999.


         The foregoing summary of the Standstill Agreement is qualified in its entirety by the full text of this agreement which is attached hereto as an exhibit and incorporated herein by reference.


         APS has entered into a Stock Option Agreement, dated June 23, 1992 (the "Second Agreement"), with the Alabama Renal Stone Institute, Inc. ("ARSI"). The Agreement provides that ARSI or its assigns may purchase an aggregate of 237,500 shares of Common Stock of the Company from APS for an aggregate purchase price of $296,875, which price may be paid in cash or by delivery of a certain promissory note issued by a subsidiary of the Company in the principal amount of $296,875 due on January 31, 1994. The option is exercisable by ARSI or its assigns from November 1, 1992 to April 30, 1995, unless the Second Agreement is terminated earlier by its terms. If the option is not previously exercised, APS has the right to put the shares of Common Stock subject to the option to ARSI for the exercise price and consideration described above.


         Certain officers and/or directors of APS hold options to purchase Common Stock of the Company, as summarized on Exhibit A.

         On April 6, 1999, APS entered into an agreement with three of its shareholders, M.J. Whitman Advisers, Inc. ("Whitman"), Third Avenue Value Fund ("TAVF"), and Third Avenue Value Portfolio of the WRL Series Fund ("TAP"), whereby APS will exchange 599,700 shares of Common Stock of the Company held by APS for a total of 1,199,400 shares of the $0.10 par value common stock of APS held by Whitman, TAVF and TAP. On the effective date of the exchange, the closing trade price of the common stock of APS and the Company as reported by the National Association of Securities Dealers, Inc. Automated Quotation System was $3-1/8 and $7-3/16, respectively. The transaction was effected by transfer on the records of the Depository Trust Company.

Item 7.  Material to Be Filed as Exhibits


         This Item hereby is supplemented by amending Exhibit A in its entirety and adding Exhibit F thereto:


Exhibit A - Description of Executive Officers and Directors of American Physicians Service Group, Inc., (filed herewith).


Exhibit B -       Stock  Purchase  Agreement  dated October 11, 1989, by and between American Physicians Service Group, Inc., as Buyer, and Texas American Energy Corporation, as Seller.*


Exhibit C -       Agreement  dated as of October 11, 1989, by and among American
                  Physicians Service Group,  Inc., Prime Medical Services, Inc.,
                  Texas American Energy Corporation, and Shamrock Associates.*


Exhibit D -       Standstill  Agreement  dated as of October 11, 1989,  among
                  American  Physicians  Service Group, Inc., Texas American
                  Energy Corporation, Shamrock Associates, and Paul O. Koether.*


Exhibit E -       Stock Option Agreement, dated June 23, 1992, between ARSI and
                  APS.  +


Exhibit F -       Agreement, dated April 6, 1999 between APS, Whitman, TAVF and
                  TAP.


* Filed as an exhibit to the Current Report on Form 8-K dated October 20, 1989, of American Physicians Service Group, Inc., Commission File No. 0-11453, and incorporated herein by reference.


+ Filed as an exhibit to the Schedule 13D dated July 29, 1993, 1989, of American
  Physicians Service Group, Inc., and incorporated herein by reference.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   May 18, 1999
--------------------------------------------------------------------------------
Date

                                   /s/ William H. Hayes
--------------------------------------------------------------------------------
Signature

                                   William H. Hayes, Sr. VP-Finance
--------------------------------------------------------------------------------
Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

                     AMERICAN PHYSICIANS SERVICE GROUP, INC.

                        EXECUTIVE OFFICERS AND DIRECTORS






Name and Address:                         Position:

Kenneth S. Shifrin                        Chairman of the Board of Directors
1301 S. Capital of Texas Highway          and Chief Executive Officer of
Suite C-300                               American Physicians Service Group, Inc
                                          Austin, Texas 78746


William A. Searles                        Director of American Physicians
179 Hartshorne Road                       Service Group, Inc., and private
Locust, New Jersey 07760                  business consultant.

Robert L. Myer                            Director of American Physicians
3755 Capital of Texas Highway South       Service Group, Inc., and insurance
Suite 148                                 consultant to Americo Life.
Austin, Texas 78704

Duane K. Boyd, Jr.                        Senior Vice President of American
1301 S. Capital of Texas Highway          Physicians Service Group, Inc.
Suite C-300
Austin, Texas 78746

William H. Hayes                          Senior Vice President of American
1301 S. Capital of Texas Highway          Physicians Service Group, Inc.
Suite C-300
Austin, Texas 78746

George S. Conwill                         Vice President of American
1301 S. Capital of Texas Highway          Physicians Service Group, Inc.
Suite C-300
Austin, Texas 78746

Thomas R. Solimine                        Controller of American Physicians
1301 Capital of Texas Highway             Service Group, Inc.
Suite C-300
Austin, Texas 78746

                           Ownership of Prime Shares:

Name:                    # of Shares:     Amount:           Source of Funds:
                         -----------     --------           -----------------
Kenneth S. Shifrin       115,900          *                 personal earnings

William A. Searles       100              *                 personal earnings

Robert L. Myer           10,000           *                 personal earnings

Duane K. Boyd, Jr.       10,000           *                 personal earnings

William H. Hayes         7,000            *                 personal earnings

George S. Conwill        800              *                 personal earnings


                        Options to Purchase Prime Shares:


Name:                   # of Options:     Option Price:     Expiration Date:
                        ------------      -------------     -----------------
Kenneth S. Shifrin      515,000          $0.25 - $16.125   varies through 2003

William A. Searles      205,000          $0.56 - $13.625   varies through 2003


All directors and executive officers of American Physicians Service Group, Inc., are citizens of the United States of America, and, in the last five years, none have been convicted in a criminal proceeding or of any violation of any state or federal securities laws.

*  Shares were acquired periodically over time for varying prices.



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